SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

FEDNAT HOLDING COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31431B109
(CUSIP Number)

Ronald D. Bobman
c/o Capital Returns Management, LLC
641 Lexington Avenue, 18th Floor
New York, NY 10022
Telephone: (212) 813 0860
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31431B109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
CAPITAL RETURNS MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
839,651

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
839,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1) This percentage is based on a total of 12,836,401 Shares outstanding as of May 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 as filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 31431B109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
RONALD D. BOBMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
839,651

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
839,651

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
839,651

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This percentage is based on a total of 12,836,401 Shares outstanding as of May 1, 2019, as disclosed in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019 as filed with the Securities and Exchange Commission on May 8, 2019.

CUSIP No. 31431B109	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of FedNat Holding Company, a Florida corporation (the “Company” or the “Issuer”). The address of the principal executive offices of the Company is 14050 N.W. 14th Street, Suite 180, Sunrise, Florida 33323.

Item 2.	IDENTITY AND BACKGROUND

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Capital Returns Management, LLC (“CRM”); and (ii) Ronald D. Bobman (“Mr. Bobman”).  This Statement relates to the Shares held for the account of Capital Returns Master, Ltd. (“Master”) and MAP 41 Segregated Portfolio, a segregated portfolio of LMA SPC (“MAP”).

(b) The business address for the Reporting Persons is c/o Capital Returns Management, LLC, 641 Lexington Avenue, 18th Floor, New York, NY 10022.

(c) The principal business of CRM is to serve as investment manager of Master and as sub-adviser of MAP.  The principal employment of Mr. Bobman is President and sole member of CRM.  In such capacities, CRM and Mr. Bobman may be deemed to beneficially own, and to have the power to vote or direct the vote of, and the power to direct the disposition of, the Shares reported herein.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CRM is a Delaware limited liability company. Mr. Bobman is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds used for the purchase of the Shares reported herein by the Reporting Persons were derived from the general working capital of Master and MAP.  A total of approximately $2,582,974.20, excluding commissions, was paid to acquire the Shares purchased in the past 60 days, as reported in Item 5(c) of this Statement.

Item 4.
PURPOSE OF TRANSACTION

On April 10, 2019, the Reporting Persons delivered a letter to the Company (the “Notice”)  providing notice of intent (i) to nominate Mr. Bobman, an independent director candidate, for election to the Issuer’s board of directors (the “Board”) and (ii) to propose the declassification of the Board at the Company’s 2019 annual meeting of shareholders (the “Annual Meeting”), which the Company has not yet been held.

The Reporting Persons acquired the Shares reported herein for investment purposes in the ordinary course of business. The Reporting Persons acquired such Shares because they believed that the Shares, when purchased, represented an attractive investment opportunity. Representatives of the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Company’s management and the Board, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other interested persons regarding a broad range of operational and strategic matters including, among other things, the Company’s business, capital allocation, corporate governance, Board composition, strategies to enhance shareholder value and a potential consolidation, merger or sale of the Company. The Reporting Persons may seek to influence such matters through customary means, including presenting its views for consideration privately or publicly.

The Reporting Persons intend to review their investment in the Company on a continuing basis and monitor the Company’s operations and, depending upon various factors including, without limitation, the Company’s financial position and strategic direction, the outcome of the discussions and actions referenced above (including actions taken by the Board), overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Company through, among other things, the purchase or sale of securities of the Company, including through transactions involving the Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions on such terms and at such times as the Reporting Persons may deem advisable; (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of the Shares; and/or (iii) to file suit in order to compel the Company to hold the 2019 Annual Meeting.  In addition, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN THE SECURITIES OF THE ISSUER

(a)  Each of CRM and Mr. Bobman may be deemed to beneficially own 839,651 Shares, which equates to approximately 6.5% of the total number of Shares outstanding.  This amount consists of (a) 269,538 Shares held for the account of Master, and (b) 570,113 Shares held for the account of MAP.  The beneficial ownership percentages reported herein are based on 12,836,401 Shares outstanding as of May 1, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2019.

CUSIP No. 31431B109	SCHEDULE 13D	Page 5 of 8 Pages

(b) Each of  CRM and Mr. Bobman may be deemed to share voting and dispositive power over 839,651 Shares.

(c) Except for the transactions listed in Exhibit B hereto, all of which were effected in the open market through a broker, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d) See disclosure in Items 2(a) and 5(a) and (b) hereof.  Each of Master and MAP is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, and the Joint Filing Agreement filed as Exhibit A to this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated July 23, 2019

Exhibit B	Schedule of Transactions, in response to Item 5(c)

CUSIP No. 31431B109	SCHEDULE 13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2019

CAPITAL RETURNS MANAGEMENT, LLC

By:	Ronald D. Bobman
Its:	Sole Manager

By:	/s/ Ronald D. Bobman
Name:	Ronald D. Bobman
Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman

CUSIP No. 31431B109	SCHEDULE 13D	Page 7 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto.  This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

Date: July 23, 2019	CAPITAL RETURNS MANAGEMENT, LLC

	By:	Ronald D. Bobman
	Its:	Sole Manager

	By:	/s/ Ronald D. Bobman
	Name:	Ronald D. Bobman
	Title:	Sole Manager

RONALD D. BOBMAN

/s/ Ronald D. Bobman

CUSIP No. 31431B109	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Entity Name	Transaction Date	Transaction Type	Quantity	Price Per Share (excluding commissions)*	Price Range
Master Fund	5/28/2019	Buy	300	$14.40
MAP	5/28/2019	Buy	480	$14.40
Master Fund	5/30/2019	Buy	300	$13.95
MAP	5/30/2019	Buy	700	$13.95
Master Fund	5/31/2019	Buy	300	$13.55
MAP	5/31/2019	Buy	700	$13.55
Master Fund	6/3/2019	Buy	300	$13.21*	$13.205 to $13.22
MAP	6/3/2019	Buy	700	$13.21*	$13.205 to $13.22
Master Fund	7/18/2019	Buy	1,600	$12.54*	$12.42 to $12.62
MAP	7/18/2019	Buy	3,400	$12.54*	$12.42 to $12.62
Master Fund	7/19/2019	Buy	960	$12.64*	$12.54 to $12.81
MAP	7/19/2019	Buy	2,040	$12.64*	$12.54 to $12.81
Master Fund	7/23/2019	Buy	64,130	$12.15*	$11.60 to $12.25
MAP	7/23/2019	Buy	135,870	$12.15*	$11.60 to $12.25

* The prices in this column reflect a volume-weighted average price.  The Reporting Persons undertake to provide upon request by the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price within the ranges set forth in the Price Range column.